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                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-30596



PROSPECTUS

                             CONEXANT SYSTEMS, INC.

                                  COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                            ------------------------

     In connection with the acquisition of all outstanding shares and options of Microcosm Communications Limited, on January 6, 2000 we issued 1,523,430 shares of our common stock and options to purchase 94,078 shares of our common stock to the shareholders and option holders of Microcosm. The stock options were issued under our Microcosm Communications Limited Stock Option Plan. This prospectus may be used by former shareholders of Microcosm to resell the common stock received by them in the Microcosm acquisition transaction and by former option holders of Microcosm to resell the common stock received by them upon exercise, prior to the date of this prospectus, of the stock options they received in the acquisition transaction. In addition, this prospectus may be used by any transferee of those shares of common stock transferred by a former shareholder or option holder of Microcosm. This prospectus may also be used by Conexant to offer and sell shares of common stock upon exercise of stock options issued to former option holders of Microcosm in the acquisition transaction.

     In connection with the acquisition of the wireless broadband business unit of Oak Technology, Inc., on January 19, 2000 we issued 293,794 shares of our common stock to Oak Technology. This prospectus may be used by Oak Technology to resell the common stock received by it in the acquisition transaction.

     In connection with the acquisition of Istari Design, Inc., on November 9, 1999 we issued 100,506 shares of our common stock to the shareholders of Istari. This prospectus may be used by the former shareholders of Istari to resell the common stock received by them in the acquisition transaction.

     Our common stock is traded on the Nasdaq National Market under the symbol "CNXT". On February 24, 2000, the last reported sale price for our common stock on the Nasdaq National Market was $123.0625 per share.

     INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is February 25, 2000.
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                               TABLE OF CONTENTS

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                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    3
Use of Proceeds.............................................   15
Price Range of Common Stock.................................   15
Dividend Policy.............................................   16
Determination of Option Exercise Prices.....................   16
Microcosm Stock Option Plan.................................   16
Description of Capital Stock................................   18
U.K. Tax Considerations.....................................   23
U.S. Federal Income Tax Considerations......................   24
Selling Securityholders.....................................   27
Plan of Distribution........................................   29
Legal Matters...............................................   31
Experts.....................................................   32
How to Obtain More Information..............................   32
Forward-Looking Statements..................................   33

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                                    SUMMARY

CONEXANT SYSTEMS, INC.

     Conexant Systems, Inc. (which may be referred to as Conexant, we, us or our) is the world's largest independent company focused exclusively on providing semiconductor products for communications electronics. With more than 30 years of experience in developing communications products, we draw upon our expertise in mixed-signal processing technology to deliver integrated systems and semiconductor products for a broad range of communications applications. These products facilitate communications worldwide through wireline voice and data communications networks, cordless and cellular wireless telephony systems, personal imaging devices and equipment, and emerging cable and wireless broadband communications networks. We align our business into five product platforms:

     - Network Access

     - Wireless Communications

     - Digital Infotainment

     - Personal Imaging

     - Personal Computing

     Before December 31, 1998, we were a wholly-owned subsidiary of Rockwell International Corporation and, together with certain other subsidiaries and divisions of Rockwell, operated Rockwell's semiconductor systems business ("Semiconductor Systems"). On December 31, 1998, we became an independent, public company by means of a tax-free spin-off from Rockwell. Our principal offices are located at 4311 Jamboree Road, Newport Beach, California 92660-3095.

     Unless the context otherwise indicates, as used in this prospectus, all references to Conexant, we, us and our are to Semiconductor Systems for periods prior to our spin-off from Rockwell and to Conexant Systems, Inc. and its subsidiaries for periods following the spin-off.

ACQUISITION OF MICROCOSM COMMUNICATIONS LIMITED

     On January 6, 2000, we completed the acquisition of all outstanding ordinary, "A" ordinary and preference shares and options to purchase ordinary shares of Microcosm Communications Limited, a leading supplier of high-speed integrated circuits for fiber optic communications located in Bristol, England. The purchase price was approximately $129 million, subject to a holdback of approximately $18 million to pay any contingent indemnification obligations. The closing payment was made by delivery of 1,523,430 shares of our common stock to the shareholders of Microcosm and options to purchase 94,078 shares of our common stock to the option holders of Microcosm. Certain shareholders and option holders of Microcosm could receive additional consideration of up to approximately $52 million, payable in shares of common stock and stock options, if certain performance and technology goals are achieved.

     Under the Stock Purchase Agreement dated as of January 6, 2000 among Conexant and the shareholders and option holders of Microcosm, we have agreed to register the resale of shares of our common stock issued at the closing of the Microcosm acquisition transaction and the shares issuable upon exercise of the stock options granted at the closing of the Microcosm acquisition transaction. We have also agreed to register the resale of shares of our common stock issued in connection with any release of the indemnification holdback or as additional consideration if the performance and technology goals referred to above are achieved, as well as shares of our common stock issuable upon exercise of any stock options that may be granted in connection with those events. These additional shares are not covered by this prospectus and will be separately registered following the events described above.

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ACQUISITION OF OAK TECHNOLOGY LTD.

     On January 19, 2000, we completed the acquisition of the wireless broadband business unit of Oak Technology, Inc. located in Bristol, England through the acquisition of all outstanding ordinary shares of Oak Technology, Inc.'s wholly-owned subsidiary, Oak Technology Ltd., and certain assets related to that business. The purchase price was approximately $25 million, payable in a combination of shares of our common stock and cash. The closing payment included delivery of 293,794 shares of our common stock to Oak Technology, Inc.

     Under the Bill of Sale and Assignment Agreement dated as of January 19, 2000 between Conexant and Oak Technology, Inc. we have agreed to register the shares of common stock issued to Oak Technology upon a demand by Oak Technology or, if requested by Oak Technology, as part of a registration under the Securities Act of 1933 by us of other shares of our common stock. Oak Technology has requested that its shares be included in the registration statement of which this prospectus is a part and that it be included as a selling securityholder in this prospectus.

ACQUISITION OF ISTARI DESIGN, INC.

     On November 9, 1999, we completed the acquisition of Istari Design, Inc. through the merger of a wholly-owned subsidiary of Conexant with and into Istari, as a result of which Istari became a wholly-owned subsidiary of Conexant. In the merger, the shareholders of Istari received an aggregate of 100,506 shares of our common stock. Under the Agreement and Plan of Reorganization dated November 9, 1999, among Conexant, Istari Acquisition Corp. and Istari and the Registration Rights Agreement dated as of November 10, 1999 between Conexant and the shareholders of Istari, we have agreed to register the shares of common stock issued to the former shareholders of Istari, if requested by them, as part of a registration under the Securities Act of 1933 by us of other shares of our common stock, including shares held by other shareholders of Conexant. Each of the former shareholders of Istari has requested that his shares of our common stock be included in the registration statement of which this prospectus is a part and that he be included as a selling securityholder in the prospectus.

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                                  RISK FACTORS

     You should carefully consider and evaluate all of the information in this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could materially and adversely affect the price of our common stock.

OUR FUTURE SUCCESS DEPENDS LARGELY ON THE GROWTH OF OUR EXPANSION PLATFORMS.

     We are dependent on the success of our plan, begun in 1995, to diversify our business and expand into the following selected related product platforms:

     - Network Access;

     - Wireless Communications;

     - Digital Infotainment; and

     - Personal Imaging.

     We believe that these platforms offer higher growth prospects than our dial-up PC modem business. Our future financial performance and overall success, particularly in the long term, will depend largely on two factors:

     - first, the rate of sales growth and margin contribution of our expansion platforms; and

     - second, whether these platforms will increase their contribution to our financial performance and be sufficient to offset the decline in sales of our dial-up PC modem chipset products.

     There are numerous risks inherent in our diversification and expansion strategy, many of which are beyond our control. In certain product lines within these expansion platforms, we currently have minimal market presence relative to other more established competitors. Moreover, success with these expansion platforms will depend, in part, on the ability of our customers to develop new and enhanced products and to successfully introduce and market those products to end users. We cannot assure you that our diversification and expansion program will be successful. A failure of this program would have a material adverse effect on our business, financial condition and results of operations.

WE MUST INCUR SUBSTANTIAL RESEARCH AND DEVELOPMENT EXPENSES.

     The semiconductor industry requires substantial investment in research and development. In order to remain competitive, we must continue to make substantial investments in research and development to develop new and enhanced products. We cannot assure you that we will have sufficient resources to develop new and enhanced technologies and competitive products. Our failure to continue to make sufficient investments in research and development programs could have a material adverse effect on our business, financial condition and results of operations.

OUR SUCCESS IS DEPENDENT UPON OUR ABILITY TO TIMELY DEVELOP NEW PRODUCTS AND REDUCE COSTS.

     Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others:

     - our ability to anticipate customer and market requirements and changes in technology and industry standards;

     - our ability to accurately define new products;

     - our ability to timely complete new products and introduce our products to the market;

     - our ability to differentiate our products from offerings of our competitors; and

     - market acceptance of our products.

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     Furthermore, we are required to continually evaluate expenditures for planned product development and to choose among alternative technologies based upon our expectations of future market growth. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely and cost-effective manner, that our products will satisfy customer requirements or achieve market acceptance, or that we will be able to anticipate new industry standards and technological changes. We also cannot assure you that we will be able to respond successfully to new product announcements and introductions by competitors.

     In addition, prices of established products may decline, sometimes significantly, over time. We believe that in order to remain competitive we must continue to reduce the cost of producing and delivering existing products at the same time that we develop and introduce new or enhanced products. We cannot assure you that we will be able to continue to reduce the cost of our products to remain competitive.

WE MUST INCUR SIGNIFICANT CAPITAL EXPENDITURES FOR MANUFACTURING TECHNOLOGY AND EQUIPMENT TO REMAIN COMPETITIVE.

     The semiconductor industry is highly capital intensive. Semiconductor manufacturing requires a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. We maintain our own manufacturing, assembly and test facilities which have required and will continue to require significant investments in manufacturing technology and equipment.

     We expect fiscal 2000 capital expenditures to be substantially higher than the $214 million spent on capital expenditures during fiscal 1999. There can be no assurance that we will have sufficient capital resources to make necessary investments in manufacturing technology and equipment.

WE FACE A RISK THAT CAPITAL NEEDED FOR OUR BUSINESS WILL NOT BE AVAILABLE WHEN WE NEED IT.

     We believe that cash flows from operations, proceeds from our recent offering of $650 million of our 4% convertible notes due 2007, existing cash reserves and available borrowings under our three-year $350 million secured revolving credit facility will be sufficient to satisfy our future research and development, capital expenditure, working capital and other financing requirements. However, we cannot assure you that this will be the case or that we will have access to alternative sources of capital on favorable terms or at all.

     In addition, we have and will continue to review on an ongoing basis strategic investments and acquisitions which will help us grow our business. These investments and acquisitions may require additional capital resources. We cannot assure you that the capital required to fund these investments and acquisitions will be available in the future.

OUR OPERATING RESULTS MAY BE IMPACTED BY SUBSTANTIAL QUARTERLY AND ANNUAL FLUCTUATIONS AND MARKET DOWNTURNS.

     These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

     - the effects of competitive pricing pressures;

     - decreases in average selling prices of our products;

     - production capacity levels and fluctuations in manufacturing yields;

     - availability and cost of products from our suppliers;

     - the gain or loss of significant customers;

     - our ability to develop, introduce and market new products and technologies on a timely basis;

     - new product and technology introductions by competitors;

     - changes in the mix of products produced and sold;

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     - market acceptance of our products and our customers' products;

     - intellectual property disputes;

     - seasonal customer demand;

     - the timing of significant orders; and

     - the timing and extent of product development costs.

     General economic or other conditions causing a downturn in the market for semiconductor products, affecting the timing of customer orders or causing order cancellations or rescheduling of orders, could also adversely affect our operating results. Moreover, our customers may change delivery schedules or cancel or reduce orders without significant penalty and generally are not subject to minimum purchase requirements.

     The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. If our operating results fail to meet the expectations of analysts or investors, it could materially and adversely affect the price of our common stock.

WE FACE A RISK THAT WE WILL BE UNABLE TO INTEGRATE COMPANIES WE ACQUIRE.

     We have recently completed several acquisitions, including the recent acquisitions of Microcosm, the wireless broadband business of Oak Technology, Inc., and Istari. In addition, we recently announced an agreement to acquire Maker Communications, Inc. From time to time, we evaluate acquisitions and may make additional acquisitions in the future. Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources. Risks we could face with respect to acquisitions include:

     - the difficulty of integrating acquired technology into our product offerings;

     - the failure successfully to integrate acquired technology, resulting in the impairment of amounts currently capitalized as intangible assets;

     - the impairment of relationships with employees and customers;

     - the difficulty of coordinating and integrating geographically-dispersed operations;

     - the difficulty of coordinating and integrating overall business strategies and sales and marketing and research and development efforts;

     - the potential disruption of our ongoing business and distraction of management;

     - the maintenance of brand recognition of acquired businesses;

     - the maintenance of corporate cultures, controls, procedures and policies; and

     - the potential unknown liabilities associated with acquired businesses.

Our inability to address any of these risks successfully could harm our business.

     We may have difficulty in integrating any future acquisitions with our current organization, technology and product and services offerings, and any acquired features, functions, products or services may not achieve market acceptance.

WE MAY NOT BE ABLE TO SUSTAIN OUR RECENT RETURN TO PROFITABILITY.

     In September 1998, we announced a comprehensive plan to restructure our business to position us for future profitability. This plan resulted in fourth quarter fiscal 1998 special charges of approximately $147 million and included workforce reductions, facility closures and other actions. Our fiscal 1998 full-year net loss was approximately $262 million, including inventory write-offs of approximately $66 million, a charge for intellectual property matters of approximately $43 million and the fourth quarter special charges. Although we

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returned to profitability in fiscal 1999, there can be no assurance that we will be able to sustain such profitability.

OUR CREDIT FACILITY MAY RESTRICT OUR OPERATING AND FINANCIAL FLEXIBILITY.

     We entered into a three-year $350 million secured revolving credit facility in December 1998. This credit facility is guaranteed by each of our domestic subsidiaries and includes covenants that may restrict our operating and financial flexibility in the future. Substantially all of our assets and the assets of our domestic subsidiaries and the stock of our subsidiaries, subject to certain exceptions, have been pledged as collateral to secure repayment of this credit facility. The credit facility includes restrictions on capital expenditures, indebtedness, acquisitions, mergers, asset sales and liens on assets that apply to us and our subsidiaries. We also must meet certain financial tests and maintain certain financial ratios. Although we believe that we will be able to comply with these requirements, compliance with these requirements may restrict our operating and financial flexibility. We cannot assure you that we will in fact be able to satisfy all of the requirements in the credit facility. If we do not satisfy the financial ratios or comply with the other covenants included in the credit facility, the lenders under the credit facility could declare all amounts owed to them due and payable and proceed against their collateral. Such a foreclosure on the collateral would have a material adverse effect on our business, financial condition and results of operations.

WE ENGAGE IN LITIGATION TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND TO DEFEND OURSELVES AGAINST CLAIMS OF INFRINGEMENT BY OTHERS.

     Our business faces risks of intellectual property, infringement and litigation. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. In the past, we have found it necessary to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. We expect future litigation on similar grounds.

     We have received, and may continue to receive in the future, claims of infringement of intellectual property rights of others. We are a party to certain pending proceedings involving such claims. We cannot assure you that:

     - we will prevail in pending actions;

     - other actions alleging infringement by us of third-party patents or invalidity of our patents will not be asserted or prosecuted against us; or

     - any assertions of infringement or actions seeking to establish the invalidity of our patents will not materially and adversely affect our business, financial condition and results of operations.

     Even if we are successful in such matters, the attempted enforcement of intellectual property rights by or against us could result in significant costs and diversion of our resources. It could also have a material adverse effect on our business, financial condition and results of operations. If claims or actions are asserted or commenced against us, in certain situations we may seek to obtain licenses under a third party's intellectual property rights to avert or resolve a controversy. We cannot assure you that under such circumstances a license would be available on commercially reasonable terms, if at all.

WE MAY NOT BE SUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY RIGHTS.

     We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. In addition, we often incorporate the intellectual property of our customers into our designs, and have certain obligations with respect to the non-use and non-disclosure of their intellectual property. We cannot assure you that:

     - the steps we take to prevent misappropriation or infringement of our intellectual property or the intellectual property of our customers will be successful;

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     - any existing or future patents will not be challenged, invalidated or circumvented; or

     - any of the measures described above would provide meaningful protection.

Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fails to protect our technology it would make it easier for our competitors to offer similar products. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

OUR INTELLECTUAL PROPERTY INDEMNIFICATION PRACTICE MAY ADVERSELY IMPACT OUR BUSINESS.

     We have historically indemnified our customers for certain costs and damages of patent infringement in circumstances where our product is the factor creating the customer's infringement exposure. This practice generally excludes coverage in circumstances where infringement arises out of the combination of our products with products of others. This indemnification practice could have a material adverse effect on our business, financial condition and results of operations, particularly in situations where our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patent rights held by our competitors or our customers. The combined costs of obtaining licenses from all holders of patent rights essential to such standards could be high and could have a material adverse effect on our business, financial condition and results of operations.

WE OPERATE IN THE HIGHLY CYCLICAL SEMICONDUCTOR INDUSTRY.

     The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand.

     The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (of both semiconductor companies' and their customers' products) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.

     We have, in the recent past, experienced these conditions in our dial-up PC modem chipset business and may experience such downturns in this and other product platforms in the future. For example, in fiscal 1998, average selling prices for our Personal Computing products fell by approximately 50 percent, the annual growth rate for such products fell to approximately 20 percent and in the fourth quarter, we made a provision for excess and obsolete inventories of approximately $66 million due to lower than anticipated demand, price declines and obsolescence of certain products. Any future downturns of this nature could have a material adverse effect on our business, financial condition and results of operations. From time to time the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to general semiconductor industry conditions, general economic conditions and other factors.

WE ARE SUBJECT TO INTENSE COMPETITION AND COULD LOSE BUSINESS TO OUR
COMPETITORS.

     The semiconductor industry in general and the markets in which we compete in particular are intensely competitive. We compete worldwide with a number of United States and international semiconductor manufacturers that are both larger and smaller than us in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted and is expected to continue to result in declining average selling prices for our products. We also anticipate that additional competitors will enter our markets as a result of growth opportunities in communications electronics, the trend toward global expansion by foreign and domestic competitors, technological and public policy changes and relatively low barriers to entry in certain markets of the industry.

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     We currently enjoy substantial market share in our V.90 and facsimile modem chipset product lines. However, as we continue our diversification strategy and develop our expansion platforms, we are and will be competing in certain new markets in which we have little or no market share and existing competitors have dominant market positions. Moreover, as with many companies in the semiconductor industry, customers for certain of our products offer other products that compete with similar products offered by us.

     We believe that the principal competitive factors for integrated circuit ("IC") providers to our addressed markets are:

     - product performance;

     - level of integration;

     - quality;

     - compliance with industry standards;

     - price;

     - time-to-market;

     - system cost;

     - design and engineering capabilities;

     - new product innovation; and

     - customer support.

The specific bases on which we compete vary by product platform.

     Many of our current and potential competitors have certain advantages, including:

     - longer operating histories and presence in key markets;

     - greater name recognition;

     - access to larger customer bases; and

     - significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we have.

     As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than Conexant.

     Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers' purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current and potential competitors. We also cannot assure you that competition will not have a material adverse effect on our business, financial condition and results of operations.

     Many of our competitors have combined with each other and consolidated their businesses, including the consolidation of competitors with our customers. This is attributable to a number of factors, including the high-growth nature of the communications electronic industry and the time-to-market pressures on suppliers to decrease the time required for product conception, research and development, sampling and production launch before a product reaches the market. This consolidation trend is expected to continue, since investments, alliances and acquisitions may enable semiconductor suppliers, including Conexant and our competitors, to augment technical capabilities or to achieve faster time-to-market for their products than would be possible solely through internal development.

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     Consolidations by industry participants, including in some cases, acquisitions of certain of our customers by our competitors, are creating entities with increased market share, customer base, technology and marketing expertise in markets in which we compete. These developments may significantly and adversely affect our current markets, the markets we are seeking to serve and our ability to compete successfully in those markets.

WE MAY NOT BE ABLE TO KEEP ABREAST OF THE RAPID TECHNOLOGICAL CHANGES IN OUR MARKETS.

     The demand for our products can change quickly and in ways we may not anticipate because our markets generally exhibit the following characteristics:

     - rapid technological developments;

     - evolving industry standards;

     - changes in customer requirements;

     - frequent new product introductions and enhancements; and

     - short product life cycles with declining prices over the life cycle of the product.

     Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology, particularly due to the introduction of new technology that represents a substantial advance over current technology. Such an event could have a material adverse effect on our business, financial condition and results of operations. For example, increased market demand for sub-$1,000 PCs is causing PC OEMs to require less expensive modem devices, such as software modems, which require fewer semiconductor components than our traditional modem chipsets. As a result, these devices may render obsolete the traditional hardware upgrade path for our modem products. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of our products.

OUR MANUFACTURING PROCESS IS EXTREMELY COMPLEX AND SPECIALIZED.

     Our manufacturing operations are complex and subject to disruption due to causes beyond our control. The fabrication of integrated circuits is an extremely complex and precise process consisting of hundreds of separate steps. It requires production in a highly controlled, clean environment. Minute impurities, errors in any step of the fabrication process, defects in the masks used to print circuits on a wafer or a number of other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer not to function.

     We are exploring wafer manufacturing alternatives, including increased use of outside foundries, entering into business relationships with respect to wafer manufacturing or other actions related to our wafer manufacturing facilities. We cannot assure you that we will succeed in implementing any such alternatives.

     Our operating results are highly dependent upon our ability to produce large volumes of integrated circuits at acceptable manufacturing yields. Our operations may be affected by lengthy or recurring disruptions of operations at any of our production facilities or those of our subcontractors. These disruptions may include labor strikes, work stoppages, fire, earthquake, flooding or other natural disasters. These disruptions could cause significant delays in shipments until we could shift the products from an affected facility or subcontractor to another facility or subcontractor.

     In the event of these types of delays, we cannot assure you that the required alternate capacity, particularly wafer production capacity, would be available on a timely basis or at all. Even if alternate wafer production capacity is available, we may not be able to obtain it on favorable terms, which would result in a loss of customers. Any inability to obtain sufficient manufacturing capacities to meet demand, either at our own facilities or through foundry or similar arrangements with others, could have a material adverse effect on our business, financial condition and results of operations. Certain of our manufacturing facilities are located

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near major earthquake fault lines, including our California and Mexico facilities. We maintain only minimal earthquake insurance coverage on these facilities.

     Due to the highly specialized nature of the gallium arsenide semiconductor manufacturing process, in the event of a disruption at our Newbury Park, California wafer fabrication facility, alternate gallium arsenide production capacity would not be readily available from third party sources. Any disruption of operations at our Newbury Park wafer fabrication facility or the interruption in the supply of epitaxial wafers used in our gallium arsenide process could have a material adverse effect on our business, financial condition and results of operations, particularly with respect to our Wireless Communications products.

WE MAY NOT BE ABLE TO ACHIEVE MANUFACTURING YIELDS TO MAINTAIN OUR
PROFITABILITY.

     Minor deviations in the manufacturing process can cause substantial manufacturing yield loss, and in some cases, cause production to be suspended. Manufacturing yields for new products initially tend to be lower as we complete product development and commence volume manufacturing, and will typically increase as we ramp to full production. Our forward product pricing includes this assumption of improving manufacturing yields and, as a result, material variances between projected and actual manufacturing yields have a direct effect on our gross margin and profitability. The difficulty of forecasting manufacturing yields accurately and maintaining cost competitiveness through improving manufacturing yields will continue to be magnified by the ever increasing process complexity of manufacturing integrated circuit products. Our manufacturing operations also face pressures arising from the compression of product life cycles which requires us to bring new products on line faster and for shorter periods while maintaining acceptable manufacturing yields and quality without, in many cases, reaching the longer-term, high volume manufacturing conducive to higher manufacturing yields and declining costs.

WE ARE DEPENDENT UPON THIRD PARTIES FOR THE SUPPLY OF RAW MATERIALS AND COMPONENTS.

     We believe we have adequate sources for the supply of raw materials and components for our manufacturing needs with suppliers located around the world. Raw wafers and other raw materials used in the production of our CMOS products are available from several suppliers. We are currently dependent on a single source supplier for epitaxial wafers used in the gallium arsenide semiconductor manufacturing processes at our Newbury Park, California facility. However, we are in the process of arranging alternative suppliers. The number of qualified alternative suppliers for such wafers is limited and the process of qualifying a new epitaxial wafer supplier could require a substantial leadtime. Although we historically have not experienced any significant difficulties in obtaining an adequate supply of raw materials and components necessary for our manufacturing operations, the loss of a significant supplier or the inability of a supplier to meet performance and quality specifications or delivery schedules could have a material adverse effect on our business, financial condition and results of operations.

UNCERTAINTIES INVOLVING THE ORDERING AND SHIPMENT OF OUR PRODUCTS COULD ADVERSELY AFFECT OUR BUSINESS.

     Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Our customers may cancel orders until 30 days prior to the shipping date. In addition, we sell a portion of our products through distributors who have certain rights to return unsold products to us. Moreover, semiconductor companies, including Conexant, routinely manufacture or purchase inventory based on estimates of customer demand for their products, which is difficult to predict. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory which could have a material adverse effect on our business, financial condition and results of operations. For example, in the fourth quarter of fiscal 1998, we made a provision for excess and obsolete inventories of $66 million due to lower than anticipated demand, price declines and the obsolescence of certain products.

WE ARE SUBJECT TO THE RISKS OF DOING BUSINESS INTERNATIONALLY.

     For the fiscal year ended September 30, 1999, approximately 61 percent of our total sales were to customers located outside the United States, primarily in the Asia-Pacific and European countries. In addition, we have facilities and suppliers located outside the United States, including our assembly and test facility in Mexicali, Mexico and third-party foundries located in the Asia-Pacific region. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad. These include, but are not limited to, risks regarding:

     - currency exchange rate fluctuations;

     - local economic and political conditions;

     - disruptions of capital and trading markets;

     - restrictive governmental actions (such as restrictions on transfer of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);

     - changes in legal or regulatory requirements;

     - import or export licensing requirements;

     - limitations on the repatriation of funds;

     - difficulty in obtaining distribution and support;

     - nationalization;

     - the laws and policies of the United States affecting trade, foreign investment and loans; and

     - tax laws.

     Because most of our international sales, other than sales to Japan (which are denominated principally in Japanese yen), are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies.

     Moreover, we may be competitively disadvantaged relative to our competitors located outside the United States who may benefit from a devaluation of their local currency. We cannot assure you that the factors described above will not have a material adverse effect on our ability to increase or maintain our foreign sales or on our business, financial condition and results of operations.

     Our operating performance has been impacted by the current economic situation in the Asia-Pacific region. This economic situation has increased the uncertainty with respect to the long-term viability of certain of our customers and suppliers in the region. Sales to customers in Japan and other countries in the Asia-Pacific region, principally Taiwan, South Korea and Hong Kong, represented approximately 52 percent of total revenues in fiscal 1999.

     We enter into foreign currency forward exchange contracts, principally for the Japanese yen, to minimize risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not experienced nor do we anticipate any material adverse effect on our results of operations or financial condition related to these foreign currency forward exchange contracts. We have not entered into foreign currency forward exchange contracts for other purposes and our financial condition and results of operations could be affected (negatively or positively) by currency fluctuations.

OUR SUCCESS DEPENDS ON OUR ABILITY TO EFFECT SUITABLE INVESTMENTS, ALLIANCES OR ACQUISITIONS.

     Although we invest significant resources in research and development activities, the complexity and rapidity of technological changes make it impractical for us to pursue development of all technological solutions on our own. As part of our goal to provide advanced semiconductor product systems, we have and will continue to review on an ongoing basis investment, alliance and acquisition prospects that would complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, we cannot assure you that we will be able to identify and consummate suitable investment, alliance or acquisition transactions in the future.

     Moreover, if we consummate such transactions, they could result in:

     - the diversion of management resources,

     - dilutive issuances of equity securities,

     - large one-time write-offs,

     - the incurrence of debt and contingent liabilities,

     - amortization of expenses related to goodwill and other intangible assets, and

     - other acquisition related costs.

     Any of these events could materially adversely affect our business, financial condition and results of operations and the price of our common stock.

     The ultimate success of any such investments, alliances or acquisitions in achieving the purposes for which they are undertaken will depend on our ability to integrate successfully any acquired business and to retain key personnel, as well as a variety of other factors.

OUR SUCCESS COULD BE NEGATIVELY AFFECTED IF KEY PERSONNEL LEAVE.

     Our future success depends largely upon the continued service of our executive officers and other key management and technical personnel. Our success also depends on our ability to continue to attract, retain and motivate qualified personnel. We are dependent on key technical personnel. They represent a significant asset, as the source of our technological and product innovations. The competition for such personnel is intense in the semiconductor industry. We cannot assure you that we will be able to continue to attract and retain qualified management and other personnel necessary for the design, development, manufacture and sale of our products.

     We may have difficulty attracting and retaining key personnel during periods of poor operating performance. The loss of the services of one or more of our key employees or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. In particular, the loss of the services of Dwight W. Decker, our Chairman and Chief Executive Officer, or certain key design and technical personnel could materially and adversely affect us.

OUR MANAGEMENT TEAM MAY BE SUBJECT TO A VARIETY OF DEMANDS FOR ITS ATTENTION.

     Our management currently faces a variety of challenges. These include implementing our ongoing diversification and expansion strategy and expanding the infrastructure and systems necessary for us to operate as an independent public company. While we believe that we have sufficient management resources to execute each of these initiatives, we cannot assure you that we will have these resources or that our initiatives will be successfully implemented. Failure to implement these initiatives successfully could have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE LIABLE FOR PENALTIES UNDER ENVIRONMENTAL LAWS, RULES AND REGULATIONS, WHICH COULD NEGATIVELY AFFECT OUR SUCCESS.

     We use a variety of chemicals in our manufacturing operations and are subject to a wide range of environmental protection regulations in the United States and Mexico. While we have not experienced any material adverse effect on our operations as a result of such regulations, we cannot assure you that current or future regulations would not have a material adverse effect on our business, financial condition and results of operations.

     In the United States, environmental regulations often require parties to fund remedial action regardless of fault. Consequently, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. We cannot assure you that the amount of expense and capital expenditures that might be required to complete remedial actions and to continue to comply with applicable environmental laws will not have a material adverse effect on our business, financial condition and results of operations.

     We have been designated as a potentially responsible party at one Superfund site located at a former silicon wafer manufacturing facility and steel fabrication plant in Parker Ford, Pennsylvania formerly occupied by Semiconductor Systems. The site was also formerly occupied by Recticon Corporation and Allied Steel Products Corporation, each of whom has been named as a potentially responsible party and each of whom is insolvent. We have accrued approximately $4 million at September 30, 1999 for the cost of groundwater remediation, including installation of a public water supply line and groundwater pump and treatment system, as well as routine groundwater sampling. In addition, we are engaged in two other remediations of groundwater contamination at our Newport Beach and Newbury Park, California facilities for which we have accrued approximately $4 million for the costs of remediation at September 30, 1999. Pursuant to our agreement with Rockwell, we have assumed liabilities in respect of environmental matters related to current and former operations of Conexant.

WE HAVE A LIMITED HISTORY AS AN INDEPENDENT COMPANY.

     We have a limited operating history as an independent company. Accordingly, the financial information incorporated into this prospectus for periods prior to January 1, 1999 may not necessarily reflect the results of the operations, financial position and cash flows we would have had if we had operated independently during the periods presented. We cannot assure you that we will be profitable on an ongoing basis as a stand-alone company. Prior to the spin-off, we relied on Rockwell for cash investments and various financial and administrative services.

THE VALUE OF OUR COMMON STOCK MAY BE ADVERSELY AFFECTED BY MARKET VOLATILITY.

     The trading price of our common stock fluctuates significantly. Since our common stock began trading publicly, the reported closing price of our common stock on the Nasdaq National Market has been as high as $124.4219 and as low as $7.1875 per share. This price may be influenced by many factors, including:

     - our performance and prospects,

     - the depth and liquidity of the market for our common stock,

     - investor perception of Conexant and the industry in which it operates,

     - changes in earnings estimates or buy/sell recommendations by analysts,

     - general financial and other market conditions, and

     - domestic and international economic conditions.

     In addition, public stock markets have experienced extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

CERTAIN PROVISIONS IN OUR ORGANIZATIONAL DOCUMENTS AND RIGHTS AGREEMENT AND DELAWARE LAW MAY MAKE IT DIFFICULT FOR SOMEONE TO ACQUIRE CONTROL OF CONEXANT.

     We have established certain anti-takeover measures that may affect our common stock and outstanding convertible notes. Our restated certificate of incorporation, our by-laws, our rights agreement with ChaseMellon Shareholder Services, L.L.C., as rights agent, dated as of November 30, 1998, as amended, and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of Conexant in a transaction not approved by our board of directors. Our restated certificate of incorporation and by-laws include provisions such as:

     - the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our shareowners;

     - a fair price provision;

     - a prohibition on shareowner action by written consent;

     - a requirement that shareowners provide advance notice of any shareowner nominations of directors or any proposal of new business to be considered at any meeting of shareowners;

     - a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our restated certificate of incorporation or by-laws;

     - elimination of the right of shareowners to call a special meeting of shareowners; and

     - the division of our board of directors into three classes to be elected on a staggered basis, one class each year.

     We also have a rights agreement which gives our shareowners certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

     In addition to the rights agreement and the provisions in our restated certificate of incorporation and by-laws, Section 203 of the Delaware General Corporation Law provides that, subject to certain exceptions, a corporation shall not engage in any business combination with any interested shareowner during the three-year period following the time that such shareowner becomes an interested shareowner. The restrictions of Section 203 of the Delaware General Corporation Law, in certain circumstances, make it more difficult for a person who would be an interested shareowner to effect various business combinations with a corporation during this three-year period. The provisions of Section 203 of the Delaware General Corporation Law provide that the shareowner approval requirement may be avoided if a majority of the directors then in office approved either the business combination or the transaction that resulted in the shareowner becoming an interested shareowner.

WE MAY BE RESPONSIBLE FOR CERTAIN FEDERAL INCOME TAX LIABILITIES THAT RELATE TO OUR SPIN-OFF FROM ROCKWELL.

     In connection with our spin-off from Rockwell, the Internal Revenue Service issued a tax ruling to Rockwell stating that the spin-off would qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended. While the tax ruling generally is binding on the Internal Revenue Service, the continuing validity of the tax ruling is subject to certain factual representations and assumptions. We are not aware of any facts or circumstances that would cause such representations and assumptions to be untrue.

     The Tax Allocation Agreement dated as of December 31, 1998 between Conexant and Rockwell provides that we will be responsible for any taxes imposed on Rockwell, Conexant or Rockwell shareowners as a result of either:

     - the failure of the spin-off from Rockwell to qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code or

     - the subsequent disqualification of the spin-off from Rockwell as a tax-free transaction to Rockwell under Section 361(c)(2) of the Internal Revenue Code,

if the failure or disqualification is attributable to certain post-spin-off actions by or in respect of Conexant (including our subsidiaries) or our shareowners, such as our acquisition by a third party at a time and in a manner that would cause such failure or disqualification.

     The Tax Allocation Agreement also provides, among other things, that neither Rockwell nor Conexant is to take any action inconsistent with, nor fail to take any action required by, the request for the tax ruling or the tax ruling unless:

     - required to do so by law, or

     - the other party has given its prior written consent, or

     - in certain circumstances, a supplemental ruling permitting such action is obtained.

Rockwell and Conexant have indemnified each other for any tax liability resulting from each entity's failure to comply with these provisions.

     In addition, we effected certain tax-free intragroup spin-offs as a result of Rockwell's spin-off of Meritor Automotive, Inc. on September 30, 1997. The Tax Allocation Agreement provides that we will be responsible for any taxes imposed on Rockwell, Conexant or Rockwell shareowners in respect of those intragroup spin-offs if such taxes are attributable to certain actions taken after the spin-off from Rockwell by or in respect of Conexant (including our subsidiaries) or our shareowners, such as our acquisition by a third party at a time and in a manner that would cause the taxes to be incurred.

     If we were required to pay any of the taxes described above, such payment would have a material adverse effect on our financial position, results of operations and cash flow.

                                USE OF PROCEEDS

     The selling securityholders will receive all of the proceeds from the sales of common stock by them pursuant to this prospectus. We will not receive any proceeds from these sales. Any proceeds received by us from the exercise of the stock options granted at the closing of the Microcosm acquisition transaction, representing the exercise price for the stock options, will be used for general corporate purposes. The actual amount of proceeds we receive on exercise of the stock options will depend on how many options are ultimately exercised. However, if all the stock options were exercised, the aggregate proceeds would not exceed approximately $1,172,000.

                          PRICE RANGE OF COMMON STOCK

     Our common stock began trading on the Nasdaq National Market under the symbol "CNXT" on January 4, 1999. The following table lists the high and low per share sale prices for our common stock as reported by the Nasdaq National Market for the periods indicated. These per share sale prices reflect the 2-for-1 stock split effected in the form of a stock dividend on October 29, 1999.

                                                              HIGH           LOW
                                                              -----          ---
Fiscal year ending September 30, 1999:
  Second quarter............................................  $  13 27/32    $ 6 27/32
  Third quarter.............................................  $  31 15/16    $13 3/16
  Fourth quarter............................................  $  41 17/32    $27 5/8
Fiscal year ending September 30, 2000:
  First quarter.............................................  $  76 3/16     $30 7/8
  Second quarter (through February 24, 2000)................  $ 132 1/2      $53

     On February 24, 2000 the last bid price of the common stock as reported on the Nasdaq National Market was $123.0625 per share. As of January 28, 2000 there were approximately 52,300 holders of record of our common stock.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. In addition, our existing bank credit facility limits our ability to declare and pay dividends.

                    DETERMINATION OF OPTION EXERCISE PRICES

     Pursuant to the Stock Purchase Agreement entered into in connection with the Microcosm acquisition transaction, each holder of Microcosm options received, in exchange for the surrender and cancellation of all of his or her Microcosm options, a stock option to purchase that number of shares of Conexant common stock equal to the number of shares he or she would have received if he or she had exercised the Microcosm option and had been a Microcosm shareholder immediately prior to the closing of the Microcosm acquisition transaction. The exercise price per share of the new Conexant option was determined in accordance with the Stock Purchase Agreement by aggregating the exercise prices of all Microcosm options held by the Microcosm option holder immediately prior to the closing and dividing it by the total number of shares of Conexant common stock for which the new Conexant option is exercisable. This determination of the exercise price was established through negotiations among the parties to the Stock Purchase Agreement.

                          MICROCOSM STOCK OPTION PLAN

     The following statements include summaries of certain provisions of our Microcosm Communications Limited Stock Option Plan. These statements do not purport to be complete and are qualified by reference to the provisions of the Plan, which are incorporated by reference into this prospectus. The Plan was adopted by Conexant's board of directors and became effective as of January 6, 2000.

PURPOSE; ELIGIBILITY

     The purpose of the Plan is to provide a means for Conexant to perform its obligations under the Stock Purchase Agreement with respect to the holders of Microcosm options. The Microcosm options originally granted under Microcosm's Executive Share Option Scheme were surrendered and canceled at the closing of the Microcosm acquisition transaction. In exchange, we granted stock options under the Plan. In addition, as additional consideration for the surrender and cancellation of their Microcosm options, the former holders of Microcosm options will be entitled to receive additional stock options under the Plan, in accordance with the Stock Purchase Agreement, upon the release of the indemnification holdback or as additional consideration payable if certain performance or technology goals are achieved.

     Only those persons who, on the closing date of the Microcosm acquisition transaction, held Microcosm options are eligible to participate in the Plan and be granted stock options under the Plan. These stock options may be subsequently transferred, subject to certain restrictions on transfer.

PURCHASE PRICE

     The purchase price of the shares of our common stock subject to an option may be paid:

     - in cash;

     - in shares of our common stock (valued at the closing price of our common stock as reported in the Nasdaq National Market reporting system on the date of exercise, or if no sale of shares of our common stock is reported for such date, the next preceding day for which there is a reported sale (the "Fair Market Value"));

     - in a combination of shares of our common stock and cash; or

     - through such other means as Conexant's board of directors determines are consistent with the Plan's purpose and applicable law.

     No fractional shares of common stock will be issued or accepted.

     In addition, any participant may simultaneously exercise options and sell the shares of common stock acquired, pursuant to a brokerage or other arrangement, and use the proceeds from the sale as payment of the purchase price of the common stock and any applicable withholding taxes.

SHARES AVAILABLE

     Subject to appropriate adjustment in the event of any change in shares of our common stock, including but not limited to stock dividends, stock splits and recapitalizations, awards may be granted under the Plan for that number of shares of our common stock as are necessary to provide to the holders of Microcosm options, in the form of stock options, their portion of the consideration paid or to be paid by us pursuant to the Stock Purchase Agreement.

     The common stock that may be delivered pursuant to an award under the Plan may be treasury shares, authorized but unissued shares of common stock or shares of common stock acquired in the open market to satisfy the requirements of the Plan.

AWARD AGREEMENTS

     Each award under the Plan will be evidenced by an award agreement between the holder and Conexant. Each award agreement will state the number of shares of common stock subject to the award and will include the terms described below. In the event of any conflict between an award agreement and the Plan, the terms of the Plan will govern.

  Exercising Options

     The stock options issued under the Plan are immediately exercisable and entitle the option holder to purchase the number of shares of our common stock set forth in the award agreement. The exercise prices of the stock options issued at the closing of the Microcosm acquisition transaction were determined in accordance with the terms of the Stock Purchase Agreement described above under "Determination of Option Exercise Prices" and the exercise prices of any stock options subsequently issued under the Plan will be $1 per share. Each stock option granted under the Plan will be exercisable for a period of two years from the date of grant.

     Holders of the stock options may simultaneously exercise their stock options, and sell that number of shares of common stock issued upon exercise of the stock options, at a price per share equal to the Fair Market Value of our common stock on the day the stock option is exercised, as is necessary so that the proceeds of such purchases would be sufficient to pay the exercise price of the stock options and any applicable withholding taxes in connection with such exercise (a "cashless exercise").

  Rights as a Shareowner

     A participant will have no rights as a shareowner with respect to any common stock covered by an award until the date the participant becomes the holder of record of the shares. Except as described below under "Adjustment Provisions", no adjustment will be made for dividends or other rights, unless the award agreement specifically requires the adjustment.

  Withholding

     Whenever taxes are required by law to be withheld in connection with the granting, vesting or exercise of an award, we will have the right to deduct from any payment to be made by us or ChaseMellon Shareholder Services, L.L.C., our stock option administrator, under the Plan (including by retaining the notional proceeds received by us on a cashless exercise of stock options by a sale to us or the cash proceeds received by ChaseMellon from a cashless exercise of stock options and remitting the cash or cash equivalent to Microcosm in order for Microcosm to withhold the applicable personal taxes in connection with such cashless exercise) or to require the participant to remit to us an amount sufficient to satisfy the tax withholding obligation. A participant may satisfy the withholding obligation by paying the amount of any taxes in cash, or shares of common stock may be delivered to us or sold or deducted from the payment to satisfy the obligation in full or in part. If a participant satisfies the withholding obligation by paying in shares of our common stock, the tax amounts will be limited to the statutory minimum as required by law.

ADMINISTRATION; INTERPRETATION

     The Plan is administered by Conexant's board of directors. Conexant's board of directors also has the power to interpret the Plan, to adopt, amend and rescind procedural rules and regulations relating to the exercise of stock options under the Plan, and to take all other actions that Conexant's board of directors may deem necessary or appropriate for the implementation and administration of the Plan.

ADJUSTMENT PROVISIONS

     In the event of any change in or affecting shares of our common stock on account of any merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split or combination, or other distribution to holders of our common stock (other than a cash dividend), the Plan will be amended and the board of directors may adopt adjustments and take certain actions thereunder as it deems appropriate under the circumstances, provided that such adjustments and actions do not materially adversely affect the participants or any holder of stock options granted under the Plan. In the event of a recapitalization, reorganization or reclassification of Conexant, the stock options shall be exercisable for the same consideration as that for which our common stock is exchanged. These amendments, adjustments and actions may include, without limitation, changes in the number of shares of our common stock which may be issued or transferred pursuant to the Plan, the number of shares of our common stock subject to outstanding stock options and the related exercise price per share or a requirement that holders of stock options exercise such options and become holders of our common stock upon the occurrence of certain events.

AMENDMENT AND TERMINATION; TERM; GOVERNING LAW

     Except as described above under "Adjustment Provisions", (a) the Plan and the stock options granted under the Plan may not be amended, suspended or terminated without the consent in writing of the holders of then outstanding stock options representing at least 75 percent of the common stock underlying such stock options and (b) without the approval of the shareowners of Conexant,
(i) the number of shares subject to the Plan may not be increased and (ii) the exercise price of any stock option may not be reduced. In no event will such an amendment, suspension or termination impair the rights of any holder of stock options without that holder's consent.

     The Plan will remain in effect until all awards granted under the Plan have been exercised or terminated under the terms of the Plan and applicable award agreements.

     The award agreements and all actions taken thereunder will be governed by the laws of the State of Delaware.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock, as amended or superseded by any applicable prospectus supplement, includes a summary of certain provisions of our restated certificate of incorporation and our by-laws. This description is subject to the detailed provisions of, and is qualified by reference to, our certificate of incorporation and our by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

     We are authorized to issue (1) 1,000,000,000 shares of common stock, of which 202,571,118 shares of common stock were outstanding as of February 4, 2000, and (2) 25,000,000 shares of preferred stock, without par value, of which our board of directors has designated 1,500,000 shares as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights. For a more detailed discussion of our preferred share purchase rights and how they relate to our common stock, see

"Conexant Rights Plan". The authorized shares of common stock and preferred stock will be available for issuance without further action by our shareowners, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our shareowners is not so required, our board of directors may determine not to seek shareowner approval.

     Certain of the provisions described under this section entitled "Description of Capital Stock" could have the effect of discouraging transactions that might lead to a change of control of Conexant.

COMMON STOCK

     Our restated certificate of incorporation and by-laws:

     - establish a classified board of directors,

     - require shareowners to provide advance notice of any shareowner nominations of directors or any proposal of new business to be considered at any meeting of shareowners,

     - require a supermajority vote to remove a director or to amend or repeal certain provisions of our restated certificate of incorporation or by-laws, and

     - preclude shareowners from calling a special meeting of shareowners.

     Holders of common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available therefor. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or set aside. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock. See "Dividend Policy".

     Each holder of common stock will be entitled to one vote for each such share outstanding in such holder's name. No holder of common stock will be entitled to cumulate votes in voting for directors. Our certificate provides that, unless otherwise determined by our board of directors, no holder of common stock will have any right to purchase or subscribe for any stock of any class which we may issue or sell.

     ChaseMellon Shareholder Services, L.L.C. is the transfer agent and registrar for our common stock.

PREFERRED STOCK

     Our restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock of up to an aggregate of 25,000,000 shares and to determine, with respect to any series of our preferred stock, the terms and rights of the series. Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

CERTAIN PROVISIONS IN OUR RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

     Our certificate and by-laws contain various provisions intended to (1) promote the stability of our shareowner base and (2) render more difficult certain unsolicited or hostile attempts to take us over which could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.

     Pursuant to our certificate, the number of directors is fixed by our board of directors. Other than directors elected by the holders of any series of preferred stock or any other series or class of stock except common stock, our directors are divided into three classes, each class to consist as nearly as possible of one-third of the directors. Directors elected by shareowners at an annual meeting of shareowners will be elected by a plurality of all votes cast. Currently, the terms of office of the three classes of directors expire, respectively, at our annual meetings in 2001, 2002 and 2003. The term of the successors of each such class of directors expires three years from the year of election.

     Our restated certificate of incorporation contains a fair price provision pursuant to which a Business Combination (as defined in our restated certificate of incorporation) between us or one of our subsidiaries and an Interested Shareowner (as defined in our restated certificate of incorporation) requires approval by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless the Business Combination is approved by at least two-thirds of the Continuing Directors (as defined in our restated certificate of incorporation) or certain fair price criteria and procedural requirements specified in the fair price provision are met. If either the requisite approval of our board of directors or the fair price criteria and procedural requirements were met, the Business Combination would be subject to the voting requirements otherwise applicable under the Delaware General Corporation Law, which for most types of Business Combinations currently would be the affirmative vote of the holders of a majority of all of our outstanding shares of stock entitled to vote thereon. Any amendment or repeal of the fair price provision, or the adoption of provisions inconsistent therewith, must be approved by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless such amendment, repeal or adoption were approved by at least two-thirds of the Continuing Directors, in which case the provisions of the Delaware General Corporation Law would require the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote thereon.

     Our restated certificate of incorporation and by-laws provide that a special meeting of shareowners may be called only by a resolution adopted by a majority of the entire board of directors. Shareowners are not permitted to call, or to require that the board of directors call, a special meeting of shareowners. Moreover, the business permitted to be conducted at any special meeting of shareowners is limited to the business brought before the meeting pursuant to the notice of the meeting given by us. In addition, our certificate provides that any action taken by our shareowners must be effected at an annual or special meeting of shareowners and may not be taken by written consent in lieu of a meeting. Our by-laws establish an advance notice procedure for shareowners to nominate candidates for election as directors or to bring other business before meetings of our shareowners.

     Our restated certificate of incorporation provides that the affirmative vote of at least 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to:

     - amend or repeal the provisions of our certificate with respect to (a) the election of directors, (b) the right to call a special shareowners' meeting or (c) the right to act by written consent,

     - adopt any provision inconsistent with such provisions, or

     - amend or repeal the provisions of our restated certificate of incorporation with respect to amendments to our restated certificate of incorporation or by-laws.

In addition, our restated certificate of incorporation provides that our board of directors may make, alter, amend and repeal our by-laws and that the amendment or repeal by shareowners of any of our by-laws would require the affirmative vote of at least 80 percent of the voting power described above, voting together as a single class.

CONEXANT RIGHTS PLAN

     Each outstanding share of common stock also evidences one preferred share purchase right. Each preferred share purchase right entitles the registered holder to purchase from us one two-hundredth of a share of Series A Junior Participating Preferred Stock, at $300, subject to adjustment. The description and terms of the preferred share purchase rights are set forth in the rights agreement dated as of November 30, 1998, as amended as of December 9, 1999.

     Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20 percent or more of the outstanding common stock or (2) 10 business days, or such later date as may be determined by our board of directors prior to such time as any person or group becomes an Acquiring Person, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20 percent or more of the outstanding common stock, preferred share purchase rights will be attached to common stock and will be owned by the registered owners of common stock.

     The rights agreement provides that, until the preferred share purchase rights are no longer attached to the common stock, or until the earlier redemption or expiration of the preferred share purchase rights:

     - the preferred share purchase rights will be transferred with and only with common stock,

     - certificates representing common stock and statements in respect of shares of common stock registered in book-entry or uncertificated form will contain a notation incorporating the terms of the preferred share purchase rights by reference, and

     - the transfer of any shares of common stock will also constitute the transfer of the associated preferred share purchase rights.

As soon as practicable following the date the preferred share purchase rights are no longer attached to the common stock (the "Distribution Date"), separate certificates evidencing preferred share purchase rights will be mailed to holders of record of common stock as of the close of business on the date the preferred share purchase rights are no longer attached to the common stock and the separate certificates alone will evidence preferred share purchase rights.

     In addition, the rights agreement provides that in connection with the issuance or sale of our common stock following the Distribution Date and prior to the earlier of (1) the date the preferred share purchase rights are redeemed and (2) the date the preferred share purchase rights expire, (a) we will, with respect to common stock issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement in existence prior to the Distribution Date, or upon the exercise, conversion or exchange of securities, notes or debentures (pursuant to the terms thereof) issued by us and in existence prior to the Distribution Date, and (b) we may, in any other case, if deemed necessary or appropriate by the board of directors, issue certificates representing the appropriate number of preferred share purchase rights in connection with such issuance or sale. We will not be obligated to issue any of these certificates if, and to the extent that, we are advised by counsel that the issuance of those certificates would create a significant risk of material adverse tax consequences to us or the person to whom such certificate would be issued or would create a significant risk that the stock options or employee plans or arrangements would fail to qualify for otherwise available special tax treatment. In addition, no certificate will be issued if, and to the extent that, appropriate adjustments otherwise have been made in lieu of the issuance thereof.

     Preferred share purchase rights will not be exercisable until the Distribution Date. Preferred share purchase rights will expire on December 31, 2008, unless this expiration date is extended or unless preferred share purchase rights are earlier redeemed by us, in each case, as described below.

     The purchase price payable, and the number of shares of Series A junior preferred stock or other securities or property issuable, upon exercise of the preferred share purchase rights will be subject to adjustment from time to time to prevent dilution upon the occurrence of the following events:

     - in the event of a stock dividend on, or a subdivision, combination or reclassification of, Series A junior preferred stock,

     - upon the grant to holders of shares of Series A junior preferred stock of certain rights or warrants to subscribe for or purchase shares of Series A junior preferred stock at a price, or securities convertible into shares of Series A junior preferred stock with a conversion price, less than the then current market price of the shares of Series A junior preferred stock, or

     - upon the distribution to holders of shares of Series A junior preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in shares of

       Series A junior preferred stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding preferred share purchase rights and the number of one one-hundredths of a share of Series A junior preferred stock issuable upon exercise of each preferred share purchase right will also be subject to adjustment in the event of a stock split of common stock or a stock dividend on common stock payable in common stock or subdivisions, consolidations or combinations of common stock occurring, in any such case, prior to the date the preferred share purchase rights are no longer attached to the common stock.

     We cannot redeem shares of Series A junior preferred stock purchasable upon exercise of preferred share purchase rights. Each share of Series A junior preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock whenever such dividend is declared. In the event of liquidation, the holders of Series A junior preferred stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A junior preferred stock will have 100 votes, voting together with common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A junior preferred stock will be entitled to receive 100 times the amount received per share of common stock. These rights will be protected by customary antidilution provisions.

     Because of the nature of the Series A junior preferred stock's dividend, liquidation and voting rights, the value of the one two-hundredth interest in a share of Series A junior preferred stock purchasable upon exercise of each preferred share purchase right should approximate the value of one share of common stock.

     In the event that, at any time after a person has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50 percent or more of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a preferred share purchase right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of a preferred share purchase right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of a preferred share purchase right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a preferred share purchase right, other than preferred share purchase rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise, in lieu of shares of Series A junior preferred stock, that number of shares of common stock having a market value of two times the exercise price of a preferred share purchase right.

     At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, and prior to the acquisition by such person or group of 50 percent or more of the outstanding shares of common stock, our board of directors may exchange preferred share purchase rights (other than preferred share purchase rights owned by such person or group, which will have become void after such person became an Acquiring Person) for common stock or Series A junior preferred stock, in whole or in part, at an exchange ratio of one share of common stock, or two hundredths of a share of Series A junior preferred stock (or of a share of another series of preferred stock having equivalent rights, preferences and privileges), per preferred share purchase right (subject to adjustment).

     With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1 percent. No fractional shares of Series A junior preferred stock will be issued, other than fractions which are integral multiples of one two-hundredth of a share of Series A junior preferred stock, which may, at our election, be evidenced by depository receipts. Instead, an adjustment in cash will be made based on the market price of Series A junior preferred stock on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20 percent or more of the outstanding shares of common stock, our board of directors may redeem preferred share purchase rights in whole, but not in part, at a price of $.01 per preferred share purchase right. The redemption of preferred share purchase rights may be made effective at such time, on such basis and with such conditions as our board of directors may determine, in its sole discretion. Immediately upon any redemption of preferred share purchase rights, the right to exercise preferred share purchase rights will terminate and the only right of the holders of preferred share purchase rights will be to receive the redemption price.

     The terms of preferred share purchase rights may be amended by our board of directors without the consent of the holders of preferred share purchase rights, including an amendment to decrease the threshold at which a person becomes an Acquiring Person from 20 percent to not less than 10 percent, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of preferred share purchase rights.

     Until a preferred share purchase right is exercised, the holder thereof, as such, will have no rights as a shareowner of Conexant, including, without limitation, the right to vote or to receive dividends.

     The foregoing summary of the material terms of preferred share purchase rights is qualified by reference to the rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

                            U.K. TAX CONSIDERATIONS

     Conexant has been advised by Manches & Co., U.K. counsel for Conexant, of the following details regarding the U.K. tax position of U.K. Holders arising from the exercise of the stock options and the ownership and disposition of common stock. This discussion is based on currently existing provisions of U.K. law, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. There can be no assurance that the U.K. Inland Revenue will not take a view contrary to the interpretations set forth herein, and no ruling from the Inland Revenue has been or will be sought.

     Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to particular holders. The actual tax consequences of the exercise of stock options and the ownership and disposition of our common stock will vary depending upon the particular circumstances of each holder. The discussion which follows also does not address the tax consequences applicable to all categories of holders, some of which (such as dealers in securities or commodities, investors that do not hold their common stock as capital assets, tax-exempt organizations, banks, thrifts and insurance companies) may be subject to special rules.

     For purposes of this summary, a "U.K. Holder" means a beneficial owner of our common stock or stock options who is resident in the U.K. for the purposes of U.K. taxation law.

     Holders of our common stock and stock options are advised to consult their own tax advisers as to the U.K. or other tax consequences of the exercise of the stock options and the ownership and disposition of our common stock, including the effect of any state, local or foreign tax laws.

  Stock Options

     If a U.K. Holder who is employed by Conexant or any associated company acquired options by reason of his or her employment or pursuant to the Microcosm Stock Purchase Agreement then, on an exercise of the options for our common stock, the U.K. Holder will be subject to income tax on the exercise of such options. The tax will normally be charged on the difference between the value of our common stock acquired and the price paid by the owner for the common stock. The tax will in most instances be collected via the PAYE (pay as you earn) mechanism from subsequent payments of salary to the U.K. Holder. A charge to both employees' and employers' National Insurance Contributions (NIC) could also arise on exercise of such options. Employers' NIC is a liability of the employer, not the employee.

     A subsequent disposal of our common stock may result in a liability to United Kingdom taxation of chargeable gains, depending on individual circumstances. If a U.K. Holder who is employed by Conexant or any associated company acquired our common stock on exercise of options granted by reason of his or her employment or pursuant to the Microcosm Stock Purchase Agreement then, in certain unusual circumstances, the U.K. Holder will be subject to income tax on some or all of the gain made on selling the common stock.

  Gains on Disposition of Our Common Stock

     A disposal of our common stock by a U.K. Holder may result in a liability to United Kingdom taxation of chargeable gains.

     For any U.K. Holder who is subject to U.K. corporation tax, the chargeable gain will be calculated after deducting an allowance for inflation based on the U.K. Retail Price Index (the indexation allowance).

     For U.K. Holders who are not U.K. corporation taxpayers, the indexation allowance has been frozen at April 5, 1998. However, a new relief (taper relief) has been introduced from that date under which the chargeable proportion of any gain on our common stock will generally be reduced by reference to the time the stock has been held. For most taxpayers with a qualifying period of ownership of three years taper relief will reduce the chargeable gain on the stock by 5 percent, with further reductions of 5 percent for each complete year the stock is held thereafter, subject to maximum taper relief of 40 percent where the stock is held for 10 years or more. In certain circumstances taper relief can be higher than these rates.

     If a U.K. Holder who is employed by Conexant or any associated company acquired our common stock by reason of his or her employment or pursuant to the Microcosm Stock Purchase Agreement then, in certain unusual circumstances, the U.K. Holder will be subject to income tax on some or all of the gain made on selling the stock.

  Dividends

     Dividends received from our common stock will in general be subject to U.K. tax in the hands of U.K. Holders. Most taxpayers will be entitled to offset against the U.K. tax charge the amount of any U.K. withholding tax paid in respect of the dividend. The amount of U.S. withholding tax may be reduced below the normal 30 percent rate pursuant to the U.S./U.K. double tax treaty.

  U.K. Inheritance Tax

     Individuals who are domiciled or deemed domiciled in the U.K. are generally subject to U.K. inheritance tax on their worldwide assets, wherever these are situated, and this would include our common stock. Where both U.K. inheritance tax and U.S. federal estate tax are chargeable in respect of the stock, a credit will normally be available to prevent a double tax charge from arising.

                     U.S. FEDERAL INCOME TAX CONSIDERATIONS

     Conexant has been advised by Chadbourne & Parke LLP, counsel for Conexant, that under the present provisions of the Internal Revenue Code, the principal U.S. federal income tax consequences arising from the exercise of the stock options and the ownership and disposition of common stock are described below. This discussion is based on currently existing provisions of the Internal Revenue Code, existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. There can be no assurance that the Internal Revenue Service will not take a view contrary to the interpretations set forth herein, and no ruling from the IRS has been or will be sought.

     Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to particular holders. The actual tax consequences of the exercise of stock options and the ownership and disposition of our common stock will vary depending upon the particular circumstances of each holder. The discussion which follows also does not address the tax consequences applicable to all categories of holders, some of which (such as dealers in securities or commodities, investors that do not hold their common stock as capital assets, tax exempt organizations, banks, thrifts, insurance companies and holders of common stock that own (directly, indirectly or by attribution) 10 percent or more of the outstanding common stock) may be subject to special rules.

     For purposes of this summary, a "U.S. Holder" includes a beneficial owner of our common stock or stock options that is: (1) a citizen or resident of the United States; (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or any state thereof; (3) a trust which is subject to primary supervision by a court within the United States and with respect to which one or more United States fiduciaries have the authority to control all substantial decisions; or (4) an estate the income of which is subject to U.S. federal income tax regardless of its source. A "Non-U.S. Holder" is any beneficial owner of our common stock or stock options that is not a U.S. Holder.

     Holders of our common stock and stock options are advised to consult their own tax advisers as to the United States or other tax consequences of the exercise of the stock options and the ownership and disposition of our common stock, including the effect of any state, local or foreign tax laws.

U.S. HOLDERS

  Stock Options

     If an individual U.S. Holder exercises a stock option, the individual U.S. Holder will, except as noted below, realize ordinary taxable compensation income measured by the difference between the option price and the fair market value of the shares on the date of exercise, and we will be entitled to a deduction in the same amount. Any difference between such fair market value and the price at which the individual U.S. Holder may subsequently sell such shares will be treated as capital gain or loss, long-term or short-term depending on the length of time the shares have been held.

     If upon exercise of an option the option price is paid in shares of stock, rather than cash, no gain or loss will be recognized upon the transfer of such shares in payment of the option price to the extent that the number of shares received is equal to the number of shares surrendered. In such case, the basis and holding period of a corresponding number of the shares received will be the same as the basis and holding period of the shares surrendered. To the extent that the number of shares received upon the exercise exceeds the number of shares surrendered, an individual U.S. Holder would realize ordinary income in an amount equal to the fair market value of such excess number of shares, and such individual U.S. Holder's basis for such shares would be equal to such amount.

NON-U.S. HOLDERS

  Stock Options

     The exercise of a stock option will have no U.S. federal income tax consequences to a Non-U.S. Holder of our common stock.

  Dividends

     In the event that dividends are paid on shares of our common stock, dividends paid to a Non-U.S. Holder of our common stock will be subject to withholding of U.S. federal income tax at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty. However, if (i) dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder and
(ii) an Internal Revenue Service Form 4224 or successor form is filed with the payer, the dividends are not subject to withholding tax, but instead are subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30 percent or such lower rate as may be specified by an applicable income tax treaty.

     Dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, Treasury Regulations that are generally effective for payments made after December 31, 2000 (the "Final Withholding Tax Regulations"), provide that a Non-U.S. Holder must comply with certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures), directly or through an intermediary to obtain the benefits of a reduced rate under an income tax treaty. In addition, the Final Withholding Tax Regulations will require a Non-U.S. Holder who provides an IRS Form 4224 or successor form (as discussed above) also to provide its U.S. taxpayer identification number.

     A Non-U.S. Holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

  Gain on Disposition of Conexant Stock

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless: (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder; or (ii) in the case of a Non-U.S. Holder who is an individual and holds our common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met.

     An individual Non-U.S. Holder who falls under clause (i) above will, unless an applicable treaty provides otherwise, be taxed on his or her net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder who falls under clause (ii) above will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by certain U.S. capital losses.

     A Non-U.S. Holder that is a foreign corporation falling under clause (i) above will be taxed on its gain under regular graduated U.S. federal income tax rates and may be subject to an additional branch profits tax equal to 30 percent of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

  Federal Estate Tax

     Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

  Information Reporting and Backup Withholding Tax

     Under Treasury regulations, Conexant must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

     A backup withholding tax is imposed at the rate of 31 percent on certain payments to persons that fail to furnish certain identifying information to the payer. Backup withholding generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). However, in the case of dividends paid after December 31, 2000, the Final Withholding Tax Regulations provide that a Non-U.S. Holder generally will be subject to withholding tax at a 31 percent rate unless certain certification procedures (or in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary. Backup withholding and information reporting generally will also apply to dividends paid on our common stock at addresses inside the United States to Non-U.S. Holders that fail to provide certain identifying information in the manner required. The Final Withholding Tax Regulations provide certain presumptions unless Conexant receives certification from the holder of the Non-U.S. Holder's Non-U.S. status.

     Payment of the proceeds of a sale of our common stock by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payer with its name and address and certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of our common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation or a foreign person that derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States (or, in addition, for periods after December 31, 2000, a foreign partnership in certain circumstances), such payments will be subject to information reporting, but not backup withholding, unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met or (ii) the beneficial owner otherwise established an exemption.

     Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                            SELLING SECURITYHOLDERS

     The shares which may be resold hereunder by the selling securityholders are:

     - shares issued by us in connection with the acquisition of all of the outstanding shares of Microcosm at the closing of the Microcosm acquisition transaction;

     - shares issued prior to the date of this prospectus upon exercise of stock options granted by us at the closing of the Microcosm acquisition transaction in connection with the surrender and cancellation of all of the outstanding Microcosm options;

     - shares issued by us in connection with the acquisition of the wireless broadband business of Oak Technology, Inc.; and

     - shares issued by us in connection with the acquisition of Istari.

     The shares originally issued at the closing of the Microcosm, Oak Technology Ltd. and Istari acquisition transactions and the shares issued prior to the date of this prospectus upon exercise of Conexant options granted to former option holders of Microcosm were issued in transactions exempt from the registration requirements of the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of their shares of our common stock.

     The following table sets forth information, as of February 24, 2000, with respect to the selling securityholders and the shares of common stock beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the shares of common stock. Because the selling securityholders may offer all or some portion of the common stock, we cannot estimate the amount of the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which they provided the information regarding their shares in transactions exempt from the registration requirements of the Securities Act. No selling securityholder named in the table below beneficially owns one percent or more of our common stock based on 202,571,118 shares of common stock outstanding on February 4, 2000. Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required.

                                                                 SHARES OF
                                                               COMMON STOCK        SHARES OF
                                                                OWNED PRIOR       COMMON STOCK
NAME                                                          TO THE OFFERING    OFFERED HEREBY
----                                                          ---------------    --------------
MICROCOSM ACQUISITION:
Donna Brailey...............................................            466              466
Jenny Brayne................................................             58               58
Christopher Bryson..........................................             87               87
Peter Davies................................................          2,211            2,211
Jerome Garez................................................            425              425
Christian Hess..............................................             87               87
Graham Jones................................................            525              525
Amanda Karn.................................................             87               87
Richard Mayo................................................         66,354           66,354
Andrew John Millard.........................................             73               73
John Michael Millard........................................             73               73
Stuart Millard..............................................             56               56
Ya Nong Ning................................................            174              174
Mark Richardson.............................................            583              583
Gary Steele.................................................        517,134          517,134
Richard Watts...............................................         49,337           49,337
Colin Whitfield.............................................            291              291
Mark Wills..................................................             87               87
Shen Chia Wong..............................................        147,678          147,678
3i Group, plc...............................................        147,875          147,875
Vertex Technology Fund II, Ltd..............................        147,875          147,875
Bear, Stearns International Limited.........................        877,931(1)       441,894

OAK TECHNOLOGY LTD. ACQUISITION:
Oak Technology, Inc.........................................        293,794          293,794

ISTARI DESIGN ACQUISITION:
Steven Gardner..............................................         35,895           35,895
James Petronovich...........................................         35,895           35,895
George Peponides............................................         28,716           28,716

TOTAL:......................................................      2,353,767        1,917,730

---------------
(1) Includes 299,463 shares of common stock into which $6,917,000 aggregate principal amount of Conexant's 4 1/4% Convertible Subordinated Notes Due 2006 held by the selling securityholder are convertible at a conversion price of $23.098 per share of common stock and 136,574 shares of common stock into which $14,750,000 aggregate principal amount of Conexant's 4% Convertible Subordinated Notes Due 2007 held by the selling securityholder are convertible at a conversion price of $108 per share of common stock.

     Each of the selling securityholders set forth in the table under the caption "Microcosm Acquisition", other than Bear, Stearns International Limited, is a party to the Stock Purchase Agreement dated as of January 6, 2000 with Conexant. Oak Technology, Inc. is a party to the Bill of Sale and Assignment Agreement dated as of January 19, 2000 with Conexant. Each of the selling securityholders set forth in the table under "Istari Acquisition" is a party to the Registration Rights Agreement dated as of November 9, 1999 with Conexant.

     Each of the following individuals, prior to the acquisition of Microcosm on January 6, 2000, held and continues to hold the following positions with
Microcosm: Gary Steele, Chairman, President and Chief Executive Officer; Alistair Blaxill, Vice President of Marketing; Stephen King, Vice President of Sales;

Richard Mayo, Vice President of Applications; Mark Richardson, Vice President of Finance; Richard Watts, Vice President of Research; Nick Weiner, Vice President of Engineering; and Brian Williams; Vice President of Production Engineering.

     Prior to the acquisition of Istari Design, Inc. on November 9, 1999, James Petronovich was Chairman of the Board and Chief Executive Officer, George Peponides was Chief Financial Officer, and Steven Gardner was Secretary of Istari Design, Inc.

     In addition, as of the date of this prospectus, each of the individual selling securityholders set forth in the table, other than Shen Chia Wong, is an employee of Conexant or one of its subsidiaries.

     All of the shares received by the selling securityholders at the closing of the Microcosm, Oak Technology Ltd. and Istari acquisition transactions or upon the exercise of their Conexant options were "restricted securities" under the Securities Act prior to this registration.

     Certain shares covered by this prospectus and held by the former shareholders of Istari are subject to repurchase rights on the part of Conexant and may not be sold by such shareholders until such repurchase rights have lapsed. Shares of Istari common stock held by the Istari shareholders immediately prior to the merger were subject to repurchase rights on the part of Istari pursuant to Stock Purchase Agreements entered into between Istari and each of its shareholders. For each full month in a 60-month period (beginning with the date of employment) that an Istari shareholder remained employed by Istari, the number of Istari shares subject to Istari's repurchase right would be reduced by one-sixtieth ( 1/60th). Istari's right to repurchase the Istari shares could be exercised upon the occurrence of certain events, including the Istari shareholder ceasing to be an employee of Istari for any reason or a merger of Istari in which the Istari shares are converted into other property. The repurchase right entitled Istari to repurchase the Istari shares at the same price per share paid by the Istari shareholder. To the extent Istari elected not to exercise its repurchase rights, those rights could be assigned to any successor to Istari. Pursuant to the Agreement and Plan of Reorganization with Conexant, the shares of Istari common stock that were subject to the repurchase right were converted in the merger into shares of our common stock, subject to the same repurchase rights on the part of Conexant as were held by Istari with respect to the Istari shares prior to the merger. The repurchase price per share was also adjusted by the conversion ratio in the merger.

     Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

                              PLAN OF DISTRIBUTION

     The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The common stock may be sold in one or more transactions at:

     - fixed prices,

     - prevailing market prices at the time of sale,

     - prices related to the prevailing market prices,

     - varying prices determined at the time of sale, or

     - negotiated prices.

     These sales may be effected in transactions:

     - on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

     - in the over-the-counter market,

     - otherwise than on such exchanges or services or in the over-the-counter market,

     - through the writing of options, whether the options are listed on an options exchange or otherwise, or

     - through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

     In connection with the sale of the common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the common stock short and deliver these securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling securityholders from the sale of the common stock offered by them hereby will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from the offering of shares by the selling securityholders.

     Our outstanding common stock is listed for trading on the Nasdaq National Market.

     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

     The selling securityholders and any broker-dealers or agents that participate in the sale of the common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

     The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

     A selling securityholder may decide not to sell any common stock described in this prospectus. We cannot assure you that any selling securityholder will use this prospectus to sell any or all of the common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the common stock by other means not described in this prospectus.

     With respect to a particular offering of the common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

     - the specific shares of common stock to be offered and sold,

     - the names of the selling securityholders,

     - the respective purchase prices and public offering prices and other material terms of the offering,

     - the names of any participating agents, broker-dealers or underwriters, and

     - any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

     Under the Stock Purchase Agreement, the holders of the shares of common stock received at the closing of the Microcosm acquisition transaction or upon exercise of the stock options received in the Microcosm acquisition transaction have a right to register their shares of common stock under applicable federal and state securities laws under certain circumstances and at certain times. The Microcosm registration rights provide that the Microcosm selling securityholders and Conexant will indemnify each other and their respective directors, officers, employees, stockholders, agents and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the Microcosm selling securityholders incidental to the registration, offering and sale of the common stock to the public, but each Microcosm selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents, if any.

     Under the Bill of Sale and Assignment Agreement, Oak Technology, Inc. has the right to register its shares of common stock under applicable federal and state securities laws under certain circumstances and at certain times. The Bill of Sale and Assignment Agreement also provides for indemnification or contribution substantially similar to the indemnification and contribution provisions contained in the Stock Purchase Agreement. Oak Technology, Inc. will pay a pro rata portion of certain of our expenses incidental to the registration, offering and sale of the common stock to the public, and will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents, if any. Such pro rata portion will be based upon the percentage of Oak Technology's registrable shares included in the registration statement, of which this prospectus is a part, as compared to the total number of shares registered in the registration statement.

     Under the Agreement and Plan of Reorganization, the former shareholders of Istari have the right to register their shares of common stock under applicable federal and state securities laws under certain circumstances and at certain times. The Istari registration rights provide that the Istari selling securityholders will indemnify us and our directors, our officers who sign the registration statement and any controlling persons of Conexant, and we will indemnify each selling securityholder, any underwriter for such selling securityholder and any controlling persons of such selling securityholder, against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the Istari selling securityholders incidental to the registration, offering and sale of the common stock to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents, if any.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock issued at the closing of the Microcosm, Oak Technology Ltd. and Istari acquisitions, issued upon exercise of the stock options prior to the date of this prospectus and issuable on exercise of the stock options, will be passed upon for us by our Senior Vice President, General Counsel and Secretary, Dennis E. O'Reilly, Esq.

                                    EXPERTS

     The consolidated financial statements and the financial statement schedule incorporated in this prospectus by reference from Conexant's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Maker Communications, Inc. incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                         HOW TO OBTAIN MORE INFORMATION

     In accordance with the Exchange Act, we file reports, proxy and information statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy and information statements and other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding registrants (including Conexant) that file electronically with the SEC (http://www.sec.gov). Our internet site is http://www.conexant.com.

     You also may inspect reports, proxy statements and other information about Conexant at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference room or internet site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

     The SEC's rules allow us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those filings. This information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any such information so modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. We incorporate by reference the following documents and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling securityholders sell all of the shares of common stock offered by this prospectus:

     - Our Annual Report on Form 10-K for the fiscal year ended September 30, 1999 (including the portions of our Proxy Statement for our 2000 Annual Meeting of Shareowners that are incorporated therein by reference);

     - Our Quarterly Report on Form 10-Q for the quarter ended December 31,
       1999;

     - Our Current Report on Form 8-K dated January 4, 2000, as amended by our Current Report on Form 8-K/A dated January 11, 2000;

     - Our Current Report on Form 8-K dated February 16, 2000; and

     - The descriptions of the common stock and the preferred share purchase rights contained on pages 78 and 85-87 in our Registration Statement on Form 10, as amended (File Number 000-24923) dated

       December 1, 1998, as amended by Part II, Item 2 of our Quarterly Report on Form 10-Q for the quarter ended December 31, 1999.

     Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to Office of the Secretary, Conexant Systems, Inc., 4311 Jamboree Road, Newport Beach, California 92660-3095 (telephone number (949) 483-4600).

                           FORWARD-LOOKING STATEMENTS

     In addition to historical information, this prospectus contains statements relating to our future results. These statements include certain projections and business trends which are "forward looking" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date of this prospectus. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

     Our actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under "Risk Factors" as well as those set forth below and those detailed from time to time in our filings with the SEC:

     - global and market conditions, including, without limitation, the cyclical nature of the semiconductor industry and the markets related to our products and those of our customers;

     - demand for and market acceptance of new and existing products;

     - successful development of new products;

     - timing of new product introductions;

     - successful integration of Maker Communications, Inc. following its acquisition, as well as the successful integration of our other recent acquisitions;

     - availability and extent of use of manufacturing capacity;

     - pricing pressures and other competitive factors;

     - changes in product mix;

     - fluctuations in manufacturing yields;

     - product obsolescence;

     - our ability to develop and implement new technologies and to obtain protection of the related intellectual property;

     - the successful implementation of our diversification strategy;

     - our labor relations and those of our customers and suppliers;

     - uncertainties of litigation; and

     - other risks and uncertainties.
                            ------------------------

The Conexant logo is a trademark of Conexant Systems, Inc. Other brands, names and trademarks contained in this prospectus are the property of their respective owners.

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                             CONEXANT SYSTEMS, INC.

                                  COMMON STOCK
             (INCLUDING ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                            ------------------------
                                   PROSPECTUS
                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

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